UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2026

American Woodmark Corporation
(Exact name of registrant as specified in its charter)

Virginia	000-14798	54-1138147
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

561 Shady Elm Road,	Winchester,	Virginia	22602
(Address of principal executive offices			(Zip Code)

Registrant’s telephone number, including area code: (540) 665-9100

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock (no par value)	AMWD	NASDAQ Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

American Woodmark Corporation

ITEM 8.01 Other Events.

As previously disclosed, on August 5, 2025, American Woodmark Corporation, a Virginia corporation (“American Woodmark”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Merger”) with MasterBrand, Inc., a Delaware corporation (“MasterBrand”), and Maple Merger Sub, Inc., a Virginia corporation and a wholly owned subsidiary of MasterBrand. The Merger has not yet been consummated and is expected to close in the second calendar quarter of 2026, subject to required regulatory clearance and the satisfaction or waiver of other customary closing conditions.

The Merger Agreement provides that, MasterBrand will take all actions necessary or appropriate to cause: (i) the size of the board of directors of MasterBrand (the “MasterBrand Board”) to be increased from eight (8) to eleven (11) directors as of the effective time of the Merger (the “Effective Time”) and (ii) the three (3) directors designated by American Woodmark and agreed upon with MasterBrand prior to the Effective Time to fill the vacancies caused by the increase in size of the Board.

On April 17, 2026, the board of directors of American Woodmark approved the designation of Andrew Cogan, Philip Fracassa and Daniel Hendrix to be directors to serve on the MasterBrand Board as of the Effective Time. Also, on April 17, 2026, the MasterBrand Board, acting upon the recommendation of its Nominating and Governance Committee: (i) approved the increase in the size of the MasterBrand Board from eight (8) to eleven (11) directors and (ii) appointed Messrs. Cogan, Fracassa and Hendrix as the newest members of the MasterBrand Board, in each case, subject to and effective as of the Effective Time in accordance with the terms of the Merger Agreement. As MasterBrand has a classified board of directors with three classes of directors serving three-year terms, Mr. Cogan is expected to serve on Class III of the MasterBrand Board, Mr. Fracassa is expected to serve on Class I of the MasterBrand Board and Mr. Hendrix is expected to serve on Class II of the MasterBrand Board. If the appointment of Messrs. Cogan, Fracassa and Hendrix occurs prior to MasterBrand’s 2026 annual meeting of stockholders, Mr. Fracassa, as a Class I Director, is expected to stand for election at MasterBrand’s 2026 annual meeting of stockholders. Each of MasterBrand’s directors serves until the election of a successor, removal or resignation.

Further, MasterBrand and American Woodmark continue to work cooperatively with the U.S. Federal Trade Commission to obtain regulatory clearance for the Merger as expeditiously as possible. The Merger remains subject to the satisfaction or waiver of other customary closing conditions. MasterBrand and American Woodmark currently expect the Merger to close in the second quarter of 2026.

Also, in light of the pending Merger and the expected timing for closing, American Woodmark does not plan to put out an earnings release or hold a conference call to discuss its fiscal 2026 and fourth quarter of fiscal 2026 financial results, both relating to the applicable fiscal period ending April 30, 2026, in May. Instead, if the Merger has not closed prior to the date of the filing of American Woodmark’s Form 10-K, American Woodmark expects to release its fiscal 2026 and fourth quarter of fiscal 2026 results in conjunction with the filing of its Annual Report on Form 10-K in late June 2026.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand or American Woodmark, as applicable.

Although MasterBrand and American Woodmark, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the possibility that the director appointments are not implemented within the expected timeframes or at all or any of the director appointees become unable or unwilling to serve; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of MasterBrand to successfully integrate American Woodmark into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand’s Annual Report on Form 10-K for the fiscal year ended December 28, 2025, Part I, Item 1A of American Woodmark’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, Part II, Item 1A of American Woodmark’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025, Part II, Item 1A of American Woodmark’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025, Part II, Item 1A of American Woodmark’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2026 and other MasterBrand and American Woodmark filings with the SEC.

The forward-looking statements included in this Current Report on Form 8-K are made as of the date of this Current Report on Form 8-K and, unless legally required, neither MasterBrand nor American Woodmark undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this Current Report on Form 8-K.

No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN WOODMARK CORPORATION
(Registrant)

Date: April 22, 2026	By:	/s/ M. SCOTT CULBRETH

	Name:	M. Scott Culbreth
	Title:	President & Chief Executive Officer